Exhibit 99.3

HUT 8 MINING CORP.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Three months ended March 31, 2022
(In thousands of Canadian Dollars, except per share amounts)

TABLE OF CONTENTS

Part I – Company and Highlights
Company	4
2022 first quarter summary	4
2022 first quarter highlights	5

Part II – Review of Financial Results
2022 first quarter operating results summary	7
Analysis of first quarter 2022 financial results	7
Summary of quarterly information	9

Part III – Non-IFRS Measures
Non-IFRS measures	11

Part IV – Financial Condition, Liquidity and Capital Resources
Cashflow information	13
Dividends	13
Financial position	14
Capital resources	16

Part V – Risks
Risks and uncertainties	17

Part VI – Accounting Policies, Critical Accounting Estimates and Internal Controls
Accounting estimates and judgments	17
Management’s report on disclosure controls and procedures and Internal Control Over Financial Reporting	18
Abbreviations	18

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Three months ended March 31, 2022
(In thousands of Canadian Dollars, except per share amounts)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Hut 8 Mining Corp. was incorporated under the laws of the Province of British Columbia on June 9, 2011. Its registered office is located at 745 Thurlow Street, Suite 2400, Vancouver, BC, Canada V6E 0C5, and the corporate headquarters are located at 24 Duncan St., Suite 500, Toronto, ON, Canada, M5V 2B8.

This Management’s Discussion and Analysis (“MD&A”) is dated May 12, 2022, and should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2022, the audited consolidated financial statements for the years ended December 31, 2021 and 2020, the annual MD&A for the year ended December 31, 2021, and the annual information form (“AIF”) dated March 17, 2022, of Hut 8 Mining Corp. All financial information is presented in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise noted. Certain totals, subtotals and percentages may not reconcile due to rounding. This information is available on our website at www.hut8mining.com, on the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

In this MD&A, unless the context otherwise requires, all references to “we”, “us”, “our”, “Hut 8”, and the “Company” refer to Hut 8 Mining Corp. and its subsidiaries; all references to "digital assets" refer to Bitcoin; and all references to “Management” refer to the directors and executive officers of the Company.

The Company qualifies as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

To assist investors in assessing our financial performance, this discussion also makes reference to certain non- IFRS measures that are not separately defined under IFRS such as “adjusted EBITDA” and “mining profit”. Non-IFRS measures do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures” section of this MD&A for reconciliations of non-IFRS measures to IFRS measures.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Three months ended March 31, 2022
(In thousands of Canadian Dollars, except per share amounts)

FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" within the meaning of applicable securities laws, such as statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. They are based on certain factors and assumptions, including expected growth, results of operations, business prospects and opportunities. Use of words such as “may”, “will”, “expect”, “believe”, or other words of similar effect may indicate a “forward-looking” statement. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including those described in our publicly filed documents and in this MD&A under the heading “Risks and Uncertainties”. Those risks and uncertainties include, but are not limited to, the ability to maintain profitability and manage growth, reliance on information systems and technology, reputational risk, reliance on key professionals, the ability to successfully integrate acquisitions, digital asset mining difficulty, electricity rate risks, general economic conditions and pandemics, natural disasters or other unanticipated events (including the novel coronavirus (“COVID-19”) pandemic). Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf.

In particular, but without limiting the foregoing, this MD&A contains forward-looking statements pertaining to: the Company’s growth strategy; the Company’s expectations regarding the digital asset revolution and its impact on Hut 8’s shareholders; the use of proceeds of the ATM (as defined herein); the Company’s ability to pay dividends in the future; the Company’s ability to collect outstanding accounts receivable; the Company’s ability to draw on existing loan facilities for additional liquidity; and the Company’s ability to issue new shares from time to time.

With respect to the forward-looking statements contained in this MD&A, Management has assessed material factors and made assumptions regarding, among other things: volatility in trading price; supply chain disruption; the economic impacts of the COVID-19 pandemic; Hut 8’s ability to obtain qualified staff and equipment in a timely and cost-effective manner; predictability and consistency of the legislative and regulatory regime governing taxes and cryptocurrencies; the value of cryptocurrencies potentially being subject to momentum pricing; the exposure of cryptocurrency exchanges and other trading venues to fraud and failure due to being largely unregulated; the impact of geopolitical events on the supply and demand for cryptocurrencies; uncertainty of the acceptance and/or widespread use of cryptocurrency; future cash flows; future sources of funding and Hut 8’s ability to obtain external financing when required and on acceptable terms; future debt levels; the timely receipt of regulatory approvals; and the impact of industry competition.

The forward-looking statements contained herein reflect Management’s current views, but the assessments and assumptions upon which they are based may prove to be incorrect. Although Management believes that its underlying assessments and assumptions are reasonable based on currently available information, given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements in this MD&A are qualified by these cautionary statements. Additional risks, uncertainties and other factors are discussed in the Company’s annual information form dated March 17, 2022, a copy of which is available electronically on SEDAR at www.sedar.com.

Certain information in this MD&A is “financial outlook” within the meaning of applicable Canadian securities laws. The purpose of the financial outlook is to provide readers with disclosure of Hut 8’s reasonable expectations of its anticipated results. The financial outlook is provided as of the date of this MD&A. Readers are cautioned that the financial outlook may not be appropriate for other purposes.

These statements are made as of the date of this MD&A and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of us, our financial or operating results or our securities.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Three months ended March 31, 2022
(In thousands of Canadian Dollars, except per share amounts)

PART I – COMPANY AND HIGHLIGHTS

COMPANY

Hut 8 is one of North America’s largest innovation-focused digital asset miners, bullish on Bitcoin, blockchain, web 3.0 and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in energy-rich Alberta, Canada and a third site in Ontario, Canada, Hut 8 has institutional grade digital asset mining capacity, and given its operating history, one of the largest holdings of self-mined Bitcoin relative to other digital asset miners and publicly traded companies globally.

The Company’s recent acquisition of TeraGo Inc.’s (“TeraGo”) cloud and colocation data centre and cloud services business establishes Hut 8 as a leader in high-performance computing, providing unique positioning for the Company within the digital asset ecosystem. The business spans from Toronto, Ontario to Vancouver, British Columbia with more than 36,000 square feet of geo-diverse data centre space powered by predominantly emission-free energy sources.

With this acquisition, Hut 8 is bridging traditional cloud and high-performance computing, taking an innovative approach to revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high-performance compute (Web 2.0) and nascent blockchain and Web 3.0 spaces. Hut 8 has established a Tier 0 to Tier 3 computing platform and allocated digital asset mining and open-source distributed ledger technology to traditionally underutilized areas in a conventional high performance compute data centre. The business consists of approximately 400 commercial customers, operating across a variety of industry verticals including gaming, visual effects, and government agencies, and a platform for the development of applications and services to underserved markets and customers in the growing digital asset, blockchain, gaming, and Web 3.0 industries.

Hut 8’s team of business-building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on environmental, social and governance (“ESG”) alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

FINANCIAL SUMMARY

For the three months ended March 31	2022	2021(i)(ii)
Financial results
Total revenue	$53,333	$31,983
Net income	55,708	19,134
Mining profit(iii)	32,906	17,498
Adjusted EBITDA(iii)	27,109	16,181

Per share
Net income – basic	$0.33	$0.17

Operating results
Digital assets mined	942	539

(i)
Certain comparative figures have been reclassified to conform with this presentation. The gain on revaluation of digital assets of $22,935 as at March 31, 2021 was reclassified to other comprehensive income.

(ii)
The Company performed an operational efficiency review of its mining equipment, which resulted in changes in the expected useful life of its infrastructure assets in the three months ended June 30, 2021. The adjustment to the useful life has not been retrospectively applied to the three months ended March 31, 2021.

(iii)
These items are non-IFRS measures and should not be considered a substitute or alternative for IFRS measures. see “Non-IFRS Measures” section in this MD&A below. Certain comparative figures have been restated where necessary to conform with current period presentation.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Three months ended March 31, 2022
(In thousands of Canadian Dollars, except per share amounts)

HIGHLIGHTS:

•
Revenue grew by $21.3 million to $53.3 million for the quarter ended March 31, 2022, compared to $32.0 million for the quarter ended March 31, 2021, due to the increase in the Company’s mining capabilities, partially offset by lower average Bitcoin price in the quarter ended March 31, 2022 compared to the same period in 2021. The Company mined 942 Bitcoin in the quarter ended March 31, 2022, a 75% increase compared to the quarter ended March 31, 2021.  The Company’s newly-acquired high performance computing operations generated $3.3 million of revenue in the quarter reflecting two months of contributions since the acquisition was completed on January 31, 2022.

•
Net income was $55.7 million for the quarter ended March 31, 2022, compared to net income of $19.1 million in the prior year’s quarter. The higher net income is due to strong operating results and the non-cash revaluation gain on warrants liability of $54.1 million, partially offset by higher depreciation costs related to the additional capital assets deployed.

•
Mining profit(i) increased by $15.4 million to $32.9 million for the quarter ended March 31, 2022, due to higher number of Bitcoin mined and favorable mining economics, stemming partially from improved efficiency of the Company’s upgraded fleet of mining equipment, which utilizes relatively less power for equivalent hashrate than older vintage equipment. This was partially offset by increased network difficulty in the three months ended March 31, 2022 compared to the same quarter in 2021.

•
Adjusted EBITDA(i) increased by $10.9 million to $27.1 million for the quarter ended March 31, 2022, compared to the prior year’s quarter. The increase was driven by higher digital asset mining profit and modest contribution from the newly acquired high performance computing operations and was partially offset by higher general and administrative expenses incurred to support the growth in the Company’s operations across mining and high performance computing lines of business.

•
Net income per share was $0.33 during the quarter ended March 31, 2022, compared to net income per share of $0.17 for the same quarter in 2021. The increase in net income per share reflects the non-cash revaluation gain on warrants and increase in revenue partially offset by the higher deferred tax expense, as well as a modest increase in average number of shares outstanding.

•
On January 31, 2022, the Company completed its acquisition of TeraGo’s cloud and colocation data centre business. The acquisition establishes Hut 8 as a leading high performance computing platform, providing unique positioning for the Company within the digital asset ecosystem. The acquisition consists of five data centres across Canada with a comprehensive information technology offering that includes a complete selection of scalable cloud services. The data centre business spans from Toronto, Ontario to Vancouver, British Columbia with more than 36,000 square feet of geo-diverse data centre space. Existing saleable power capacity totals 4.1 MW, with a further 1.5 MW of expansion capacity available within existing shelf space in the Kelowna, British Columbia location. Under the asset purchase agreement with TeraGo, the Company acquired data centre business employees, infrastructure, technology, and approximately 400 clients. The purchase price was $30.2 million and was funded through existing cash on the balance sheet.

•
During the quarter ended March 31, 2022, the Company expanded its management team with the appointment of Erin Dermer as Vice President Marketing, Communications and Public Affairs; James Beer as Senior Vice President Operations; and Josh Rayner as Vice President Sales. Collectively, these individuals bring significant leadership experience to the Company to support the growth of its operations.

(i)
These items are non-IFRS measures and should not be considered a substitute or alternative for IFRS measures. See “Non-IFRS Measures” section in this MD&A below. Certain comparative figures have been restated where necessary to conform with current period presentation.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Three months ended March 31, 2022
(In thousands of Canadian Dollars, except per share amounts)

•
The Company installed 9,592 new MicroBT M30S, M30S+ and M31S+ miners at the Drumheller, Alberta and Medicine Hat, Alberta facilities. The installation of these miners brought the Company’s operating capacity to 2.54 EH/s as of March 31, 2022, an increase of 27% in hashrate compared to December 31, 2021.

•
On February 11, 2022, the Company announced it had entered into an at-the-market offering program (“ATM”) which allows the Company, at its discretion and from time-to-time during the term of the ATM, to sell a number of common shares to raise proceeds up to a maximum of US$65 million. The Company intends to use the proceeds of the ATM principally for opportunistic capital programs, potential strategic acquisitions, general corporate purposes and to repay indebtedness outstanding from time to time.

•
On April 19, 2022, the Company announced that it was adopting a 100% self-mining business model as it entered into an agreement to purchase all of the mining equipment from the Company’s sole remaining hosting client, consisting of 960 MicroBT Whatsminer M31S+ machines. The agreement was effective on May 1, 2022 and the newly acquired fleet of mining equipment added 81 PH/s in incremental hashrate.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Three months ended March 31, 2022
(In thousands of Canadian Dollars, except per share amounts)

PART II – REVIEW OF FINANCIAL RESULTS

2022 FIRST QUARTER OPERATING RESULTS SUMMARY

For the three months ended March 31	2022	2021(i)(ii)	$ Change	% Change
Revenue	$53,333	$31,983	$21,350	67%
Cost of revenue	(36,878)	(19,776)	(17,102)	86%
Gross profit	16,455	12,207	4,248	35%
Gross profit margin	31%	38%

General and administrative expenses	(11,534)	(6,542)	(4,992)	76%
Gain on disposition of digital assets	-	182	(182)	-
Operating income	4,921	5,847	(926)	(16%)

Foreign exchange gain	(711)	(431)	(280)	65%
Net finance (expense) income	(1,292)	348	(1,640)	(472%)
Amortization	(229)	-	(229)	-
Gain on revaluation of warrants	54,140	-	54,140	-
Net income before tax	56,829	5,764	51,065	886%

Deferred income tax (expense) recovery	(1,121)	13,370	(14,491)	(108%)
Net income	$55,708	$19,134	$36,574	191%

Net income per share:
- basic	$0.33	$0.17
- diluted	$0.31	$0.15

(i)
Certain comparative figures have been reclassified to conform with this presentation. The gain on revaluation of digital assets of $22,935 as at March 31, 2021 was reclassified to other comprehensive income

(ii)
The Company performed an operational efficiency review of its mining equipment, which resulted in changes in the expected useful life of its Infrastructure assets in the three months ended June 30, 2021. The adjustment to the useful life has not been retrospectively applied to the three months ended March 31, 2021.

Three months ended March 31, 2022 versus March 31, 2021

Revenue for the quarter ended March 31, 2022, was $53.3 million compared to $32.0 million in the prior year period. The increase was primarily driven by the Company’s digital asset mining operations, where the Company mined 942 Bitcoin and generated $49.3 million of revenue, versus 539 Bitcoin mined and $30.6 million of revenue in the prior year period. The increase in Bitcoin mined is due to the deployment of incremental higher efficiency miners during the quarter in 2022 compared to the same period in 2021. The increase in revenue due to higher number of Bitcoin mined was partially offset by a decrease in average Bitcoin price, which resulted in average revenue per Bitcoin mined of $52,327 for the quarter compared to $56,692 in the prior year’s quarter. The Company’s newly acquired high performance computing operations added $3.3 million of revenue, reflecting two months’ worth of contributions. Hosting revenue was $0.8 million for the quarter compared to $1.4 million in the prior year’s quarter. The decrease in hosting revenue is due to a reduced number of hosting clients, as the Company acquired the digital asset mining equipment from one of two historical hosting customers in December 2021.

Cost of revenue consists of site operating costs and depreciation and was $36.9 million for the first quarter of 2022 compared to $19.8 million in the period year period. Site operating costs consist primarily of electricity costs as well as personnel, network monitoring, software licensing and equipment repair and maintenance costs at our mining and high performance computing operations. Site operating costs for the quarter ended March 31, 2022, was $18.4 million, of which $16.8 million was attributable to our mining operations and $1.6 million was attributable to our high performance computing operations. The average cost of mining each Bitcoin for the first quarter of 2022 was approximately $18,000, compared to approximately $25,900 in the prior year for the same period.  The decrease is primarily due to deployment of a larger and significantly more efficient fleet of mining equipment. Depreciation expense increased to $18.4 million during the first quarter of 2022 compared to $5.8 million in the same period of 2021, driven by the increased number of miners deployed during the quarter as well as $0.7 million of additional depreciation from our newly acquired high performance computing operations.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Three months ended March 31, 2022
(In thousands of Canadian Dollars, except per share amounts)

Gross profit was $16.5 million for the quarter ended March 31, 2022, compared to $12.2 million in the prior year’s quarter. The improvement is due to additional Bitcoin mined due to increased fleet of highly efficient miners deployed, partially offset by higher depreciation costs. Gross margin decline was driven by increased depreciation costs attributable to the increase in mining fleet, partially offset by lower utilization of power.

General and administrative expenses were $11.5 million for the quarter ended March 31, 2022, compared to $6.5 million in the prior year period. Included in general and administrative expenses are $0.7 million of expenses attributable to the newly acquired high performance computing operations. The remaining increase of $5.8 million  is driven by sales tax expenses, higher professional fees to support the Company’s growth and vision, as well as higher insurance expense. The increase was partially offset by lower share based payments. Salary and benefits expense remained consistent with the prior year. Insurance expense increased from $0.2 million to $1.0 million, reflecting increased premiums driven by global insurance markets, combined with an expansion of director and officer liability insurance and incremental coverage related to high performance computing operations. Sales tax expense increased by $2.5 million mainly driven by capital investments attracting sales tax and overall increase in the Company’s purchases.

Net finance expense was $1.3 million during the first quarter of 2021 compared to a net finance income of $0.3 million during the first quarter of 2020. The increase in net finance expense is due to higher interest expense on the Company’s loan balances loans payable driven by increase in outstanding loan balance.

The Company recorded a $54.1 million non-cash gain on revaluation of its warrants liability during the quarter ended March 31, 2022, as a result of a decrease in the fair value of the warrant liability. The decrease in fair value is primarily due to the decrease in the share price of the Company during the first quarter of 2022. Share price was one of the inputs used to assess the fair value on March 31, 2022.

Foreign exchange loss increased to $0.7 million in the three months ended March 31, 2022, compared to the same period in 2021, due to unfavorable movement in foreign exchange rates on the Company’s foreign denominated balances.

Deferred income tax expense for the three months ended March 31, 2022 was $1.1 million, compared to a deferred income tax recovery of $13.4 million for the same period in 2021. The increase in expense was due to higher taxable income excluding the impact of the gain on revaluation of the warrant liability for the first quarter of 2021.

Net income was $55.7 million and net income per share was $0.33 for the three months ended March 31, 2022, compared with net income of $19.1 million and net income per share of $0.17 for the same period in 2021. The change was driven by the higher revenue and non-cash gain on revaluation of warrant liability recorded in first quarter of 2022 partially offset by lower general and administrative expenses incurred in first quarter of 2021.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Three months ended March 31, 2022
(In thousands of Canadian Dollars, except per share amounts)

SUMMARY OF QUARTERLY INFORMATION

The table below highlights our quarterly results for the eight most recently completed quarters:

For the three months ended (CAD thousands, except per share amounts)	Mar 31, 2022 Q1	Dec 31, 2021 Q4	Sep 30, 2021 Q3	Jun 30, 2021 Q2	Mar 31, 2021 Q1(i)(ii)	Dec 31, 2020 Q4	Sep 30, 2020 Q3	Jun 30, 2020 Q2
Revenue	$53,333	$57,901	$50,341	$33,549	$31,983	$12,986	$5,755	$9,230
Net income (loss)	55,708	(111,178)	23,374	(20,430)	19,134	27,330	(900)	2,840
Net income (loss) per share:
- Basic	$0.33	$(0.67)	$0.16	$(0.17)	$0.17	$0.28	$(0.01)	$0.03
- Diluted	$0.31	$(0.67)	$0.15	$(0.16)	$0.15	$0.28	$(0.01)	$0.03

(i)
Certain comparative figures have been reclassified to conform with this presentation. The gain on revaluation of digital assets of $22,935 as at March 31, 2021 was reclassified to other comprehensive income

(ii)
The Company performed an operational efficiency review of its mining equipment, which resulted in changes in the expected useful life of its infrastructure assets in the three months ended June 30, 2021. The adjustment to the useful life has not been retrospectively applied to the three months ended March 31, 2021.

Generally, the revenue generated from the Company’s mining operations was the primary contributor to the quarterly variations in revenue and net income (loss). Over the last eight completed quarters, the factors discussed below caused variations in revenues and net income on a quarterly basis:

In Q1 2022, the Company mined 942 Bitcoin at an average revenue per Bitcoin mined of $52,327, contributing to revenue generated. The Company earned $3.3 million from its newly acquired high performance computing line of business. The increase in revenue, alongside a $54.1 million non-cash gain on revaluation of warrants, was partially offset by increased cost of revenue and general and administrative expenses associated with the growth of the business and costs related to the high performance computing operations.

In Q4 2021, the Company mined 789 Bitcoin at an average revenue per Bitcoin mined of $70,364, contributing to revenue generated. The Company earned $2.4 million from its hosting clients. The Company purchased one of its hosting customer’s equipment during the fourth quarter of 2021 and deployed the equipment to mine digital assets. The increase in revenue was partially offset by increased cost of revenue and general and administrative expenses associated with the growth of the business and transaction costs related to data center business and non-cash loss on revaluation of warrant liability.

In Q3 2021, the Company mined 905 Bitcoin at an average revenue per Bitcoin mined of $52,967, contributing to revenue generated. The revenue generated from the Company’s mining operations, partially offset by increased cost of revenue and general and administrative expenses associated with the growth of the business, was the primary contributor to the variation in revenue and net income.

In Q2 2021, the Company mined 553 Bitcoin at an average revenue per Bitcoin mined of $56,703, contributing to revenue generated. The Company also reclassified its Bitcoin subject to lending arrangements, previously treated as financial assets in Q1 2021, to intangible assets, resulting in a reversal of the $22.9 million unrealized gain recorded in Q1 2021, which has now been recognized in other comprehensive income. The tax impact of the reclassification was the reversal of $6.0 million to the deferred tax recovery previously recorded in Q1 2021. The Company also extended the useful life of its infrastructure assets from 4 to 10 years, resulting in a lower depreciation expense of $3.0 million, compared to Q1-2021 expense of $5.8 million.

In Q1 2021, the Company mined 539 Bitcoin at an average revenue per Bitcoin mined of $56,692, contributing to revenue generated.

In Q4 2020, the Company mined 516 Bitcoin at an average revenue per Bitcoin mined of $22,730, contributing to revenue generated. The Company recorded a gain of $13.2 million as a reversal of prior-year impairment charges, and a deferred tax recovery of $15.0 million associated with the unrealized gain on the fair value of the Bitcoin, impacting net income.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Three months ended March 31, 2022
(In thousands of Canadian Dollars, except per share amounts)

In Q3 2020, the Company mined 372 Bitcoin at an average revenue per Bitcoin mined of $14,152, contributing to revenue generated. The revenue generated from the Company’s mining operations and the $5.6 million revaluation gain of its Bitcoin at quarter-end, were the primary contributors to the variation in revenue and net loss.

In Q2 2020, the Company mined 795 Bitcoin at an average revenue per Bitcoin mined of $11,610, contributing to revenue generated. The revenue generated from the Company’s mining operations, and the $9.4 million revaluation gain of its Bitcoin at quarter end as the market started to recover from the initial impact of the COVID-19 pandemic were the primary contributors to the variation in revenue and net income.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Three months ended March 31, 2022
(In thousands of Canadian Dollars, except per share amounts)

PART III – NON-IFRS MEASURES

NON-IFRS MEASURES

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS and therefore, are considered non-IFRS measures. They are not necessarily comparable to similar measures presented by other companies. The Company uses non-IFRS measures including "adjusted EBITDA" and “mining profit” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Management’s use of these measures are discussed further below.

The tables below reconcile non-IFRS measures used by the Company to analyze the operational performance of Hut 8 to their nearest IFRS measure and should be read in conjunction with the audited annual consolidated statement of operations and comprehensive income (loss) and audited annual consolidated statement of cash flows included in the audited annual consolidated financial statements for the year ended December 31, 2021.

Mining Profit

“Mining profit” represents gross profit (revenue less cost of revenue), excluding depreciation and revenue and site operating costs directly attributable to hosting services. Mining profit shows profitability of the Company’s core digital asset mining operation, without the impact of non-cash depreciation expense. Mining profit measure provides the investors the ability to assess the profitability of the mining operations exclusive of general and administrative expenses.

The following table reconciles gross profit (loss) to our non-IFRS measure, mining profit:

For the three months ended March 31	2022	2021
Gross profit	$16,455	$12,207
Add (deduct):
Revenue from hosting	(751)	(1,426)
Revenue from high performance computing	(3,290)	-
Site operating costs attributable to hosting and high performance computing	2,127	915
Depreciation	18,365	5,802
Mining profit	$32,906	$17,498

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Three months ended March 31, 2022
(In thousands of Canadian Dollars, except per share amounts)

Adjusted EBITDA

“Adjusted EBITDA” represents EBITDA (net income or loss excluding net finance income or expense, income tax or recovery, depreciation, and amortization) adjusted to exclude non-cash share-based compensation, fair value gain or loss on revaluation of digital assets and warrants, non-recurring impairment charges or reversals of impairment, and costs associated with one-time or non-recurring transactions. Adjusted EBITDA is used to assess profitability without the impact of non-cash accounting policies, capital structure and one-time or non-recurring transactions. This performance measure provides a consistent comparable metric for profitability of the Company across time periods.

The following table reconciles net income (loss) to our non-IFRS measure, adjusted EBITDA:

For the three months ended March 31	2022	2021

Net income	$55,708	$19,134
Add (deduct):
Net finance expense (income)	1,292	(348)
Depreciation and amortization	18,594	5,802
Share based payment	1,299	2,756
Gain on disposition of digital assets	-	(182)
Foreign exchange	711	431
Share based payment taxes withholding	-	1,246
One-time transaction costs	1,611	-
Deferred income tax expense (recovery)	1,121	(13,370)
Sales tax expense	913	712
Gain on revaluation of warrants liability	(54,140)	-
	$27,109	$16,181

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Three months ended March 31, 2022
(In thousands of Canadian Dollars, except per share amounts)

PART IV - FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

CASHFLOW INFORMATION

The following table provides an overview of the Company’s cash flows for the periods indicated:

For the periods ended March 31	Three months ended
(CAD thousands)	2022	2021
Net cash provided by (used in):
Operating activities	$(28,288)	$(13,124)
Investing activities	(56,898)	(20,797)
Financing activities	24,787	71,371
Increase (decrease) in cash	$(60,399)	$37,450

Net cash used in operating activities for the quarter ended March 31, 2022 was $28.3 million, compared to $13.1 million in the same period of the prior year. The difference is primarily attributed to digital assets mined not yet converted to fiat currency, totaling $49.3 million in the first quarter of 2022, versus $30.6 million in the prior year period. Additionally, due to the Company’s growth in operations the Company experienced unfavorable net change in working capital of $3.6 million in the quarter ended March 31, 2022 compared to a favorable net change in working capital of $1.9 million in the quarter ended March 31, 2021.

Cash used in investing activities for the quarter ended March 31, 2022, amounted to $56.9 million, versus $20.8 million in the same period of the prior year. The increase was driven by the $30.2 million acquisition of the high performance computing operations and investment in digital asset mining equipment and construction of the North Bay, Ontario site, whereas there was limited spending on mining equipment and infrastructure in the same period of the prior year.

Cash used in financing activities for the quarter ended March 31, 2022, was $24.8 million. The Company raised $32.5 million of net proceeds from its ATM offering, which was partially offset by $6.2 million of equipment financing repayments. This compares to cash provided by financing activities of $71.4 million in the same period of the prior year, reflecting the private placement of $72.7 million completed in January 2020, partially offset by $25.5 million in loan repayments.

The Company can access additional liquidity through the issuance of securities, drawing down debt facilities and sale of Bitcoin. The Company manages and continually monitors its commitments and contractual obligations to ensure that these can be met with funding provided by capital resources available.

DIVIDENDS

The Company has never paid dividends. Payment of any future dividends, if any, will be at the discretion of the Company’s board after taking into account many factors, including operating results, financial condition, and current and anticipated cash needs. All of the common shares in the capital of Company will be entitled to an equal share in any dividends declared and paid on a per share basis.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Three months ended March 31, 2022
(In thousands of Canadian Dollars, except per share amounts)

FINANCIAL POSITION

The following is a summary of key balance sheet items as at the following period ends:

As at (CAD thousands)	March 31, 2022	December 31, 2021
Cash	$78,524	$140,127
Accounts receivable and other	3,743	647
Digital assets	367,600	323,946
Current and long-term deposits and prepaid expenses	140,645	159,863
Plant and equipment	149,010	96,126
Intangibles assets and goodwill	13,921	-
Accounts payable and accrued liabilities	8,637	9,570
Current and long-term lease liabilities	9,949	643
Current and long-term loans payable	33,530	40,051
Warrant liability	44,882	99,021
Deferred tax liabilities	5,888	5,456
Total shareholders' equity	650,557	565,968

Cash

As of March 31, 2022, the Company had cash on hand of $78.5 million compared to $140.1 million as of December 31, 2021. The changes in cash are discussed above in the summary of cash flow activities.

Accounts receivable and other

The Company’s accounts receivable and other balance increase by $3.1 million due to acquisition of the high performance computing, which requires cash collections from a sizable number of clients.

Digital assets

Total digital assets as of March 31, 2022, had a fair market value of $367.6 million (December 31, 2021 - $323.9 million) and consists of 6,460 Bitcoin (December 31, 2021 – 5,518 Bitcoin). The increase in digital assets value was due to the increase in number of Bitcoin mined and held, as the Company mined 942 Bitcoin during the quarter ended March 31, 2022, which was all deposited into custody. This increase was partially offset by a decline in Bitcoin price, which was $56,905 as of March 31, 2022, compared to $58,707 as of December 31, 2021. The digital assets balance as of March 31, 2022, includes 2,000 Bitcoin subject to lending arrangements (December 31, 2021 – 2,000 Bitcoin). The fair market value of the digital assets loaned as at March 31, 2022 was $113.8 million (December 31, 2021 - $117.4 million). Details of the Bitcoin lending arrangements in place as of March 31, 2022, are described as follows:

•	The Company entered into a master lending agreement whereby the Company provided Genesis with a 1,000 Bitcoin unsecured loan that carries an interest rate of 2.0% per annum.

•
The Company entered into a master lending agreement whereby the Company provided Galaxy with a 1,000 Bitcoin loan that carries an interest rate of 2.25% per annum.  The Company also entered into a revolving credit agreement with Galaxy that provides access to a US$50.0 million revolving credit facility. The Company has not drawn any funds from the revolving credit agreement as of March 31, 2022.

Deposits and prepaid expenses

The Company’s deposits and prepaid expenses balance decreased by $19.2 million, primarily due to a $45.7 million decrease in deposits for mining equipment purchases as the Company received delivery of miners during the quarter, partially offset by additional deposits paid on miner purchases and North Bay development.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Three months ended March 31, 2022
(In thousands of Canadian Dollars, except per share amounts)

Plant and equipment

The Company’s plant and equipment increased by $52.9 million to $149.0 million, driven by $45.7 million of new mining equipment deliveries and addition of $24.9 million of assets from the newly acquired high performance computing operations.

Intangibles and goodwill

The Company’s intangibles and goodwill balance resulted from the Company’s acquisition of high performance computing operations. The Company recorded $10.87 million in customer relationships, net of amortization, and $3.2 million of goodwill for the quarter ended March 31, 2022.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities decreased by $0.9 million due to net payment of outstanding balances.

Lease liabilities

The current and long-term lease liabilities increased by $9.3 million due to recognition of five leases under IFRS 16 assumed as part of the high performance compute acquisition.

Loans payable

The current and long-term loans payable decreased by $6.5 million due to the scheduled loan repayments of the equipment financing loans.

Warrant liability

The warrant liability decreased by $54.1 million due to the decline in the Company’s share price during the quarter ended March 31, 2022, which is a key input in the valuation of the warrant liability.

Deferred tax liabilities

The Company’s deferred tax liabilities increased by $0.4 million due to deferred tax expense incurred on the income for the quarter ended March 31, 2022.

Total shareholders' equity

Shareholders’ equity increased from $566.0 million as of December 31, 2021, to $650.6 million as of March 31, 2022, primarily driven by increase in share capital from the ATM and net income earned in the quarter.

As a result of the changes in current assets and current liabilities discussed above, working capital decreased by $10.9 million from $442.0 million as at December 31, 2021 to $431.1 million as at March 31, 2022.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Three months ended March 31, 2022
(In thousands of Canadian Dollars, except per share amounts)

CAPITAL RESOURCES

As at	March 31, 2022	December 31, 2021
Cash	$78,524	$140,127
Loans payable	33,530	40,051
Shareholders' equity	650,557	565,967

Loans Payable

Trinity Capital Inc. (“Trinity”)

The Company has a loan outstanding as at March 31, 2022, of $31.1 million with Trinity (December 31, 2021 - $34.2 million), net of deferred financing costs of $1.3 million (December 31, 2021 - $1.4 million). The loan bears a nominal interest rate of 9.5% and is secured against the financed equipment. The Company made principal payments during the three months ended March 31, 2022 totaling $2.8 million and recorded a foreign exchange gain of $0.5 million (December 31, 2021 - $0.3 million).

Foundry Digital LLC (“Foundry”)

The Company has a loan outstanding as at March 31, 2022, of $2.4 million (December 31, 2021 - $5.9 million) with Foundry. The loan bears an interest rate of 16.5% and is secured against the financed equipment, as well as digital currency and future mined digital currencies by the financed equipment. The Company made principal payments during the three months ended March 31, 2022 totaling $3.4 million and recorded a foreign exchange gain of $0.1 million (December 31, 2021 - $0.1 million).

Share Capital

As of the date of this MD&A, the Company’s issued, and outstanding share capital is composed of 174,538,063 common shares, 483,334 stock options, 172,534 warrants recorded in equity, 15,160,001 warrants recorded as a financial liability, 4,157,030 restricted share units, and 256,315 deferred share units.

On February 11, 2022, the Company entered into an ATM offering agreement to sell the Company’s common shares with maximum proceeds of up to $82.5 million (US$65.0 million). During the three months ended March 31, 2022, the Company issued 4,472,002 common shares totaling $32.9 million under the ATM offering and incurred $0.4 million in issuance cost.

The Company’s capital currently consists of common shares. The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to have sufficient capital to be able to identify, evaluate and then acquire an interest in a business or assets. The Company does not have any externally imposed capital requirements to which it is subject. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new securities. See “Risks and Uncertainties” of this MD&A.

Commitments

The Company has a US$50 million open term revolving credit facility with Galaxy which the Company can draw on as an additional source of liquidity. As of March 31, 2022, the facility has an outstanding balance of $nil (December 31, 2021 - $nil).

The Company does not any material contractual obligations other than those described in this MD&A and have no off-balance sheet financing arrangements.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Three months ended March 31, 2022
(In thousands of Canadian Dollars, except per share amounts)

PART V - RISKS

RISKS AND UNCERTAINTIES

The results of operations, business prospects and financial considerations of the Company remain subject to a number of risks and uncertainties and are affected by a number of factors outside of our control. For more information about our risks and uncertainties, please refer to the “Risks and Uncertainties” section of our MD&A for the year ended December 31, 2021, and the “Risk Factors” section of the AIF dated March 17, 2022. The risks and uncertainties remain substantially unchanged from those previously disclosed.

PART VI  ACCOUNTING POLICIES, CRITICAL ACCOUNTING ESTIMATES AND INTERNAL CONTROLS

ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the unaudited interim condensed financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported assets, liabilities, revenue and expenses, consistent with those described in the Company’s annual financial statements and as described in these interim financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Estimates are based on historical experience and other assumptions that are considered reasonable in the circumstances. The actual amount or values may vary in certain instances from the assumptions and estimates made. Changes will be recorded, with corresponding effect in profit or loss, when, and if, better information is obtained. The future impact of uncertainties around the outbreak of the novel coronavirus (“COVID-19”) pandemic could generate, in future reporting periods, a significant risk of material adjustment to the reported amounts of assets, liabilities, revenue and expenses in the interim financial statements. Examples of accounting estimates and judgments that may be impacted by the pandemic include: revenue recognition, impairment of goodwill and intangible assets, and allowance for expected credit losses.

The Company is in the business of digital currencies, many aspects of which are not specifically addressed by current IFRS guidance. IFRS does not currently provide specific guidance to address many aspects of the digital asset industry. The Company is required to make judgments as to the application of IFRS and the selection of its accounting policies. The Company has disclosed its presentation, recognition and derecognition, and measurement of digital currencies, and the recognition of revenue as well as significant assumptions and judgments, however, if specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company’s earnings and financial position as presented.

Subsequent to the three months ended March 31, 2021, Management reviewed the Company’s accounting classification related to the digital assets under lending agreement. Under the revised assessment, changes in fair value are recorded in other comprehensive income. Prior to this change, the revaluation of the fair value of the loans receivable was accounted for through profit or loss. Certain comparative figures have been reclassified to conform with this presentation. The gain on revaluation of digital assets of $22,935 as at March 31, 2021 was reclassified to other comprehensive income.

For a full discussion of accounting policies, including new and revised standards issued by the IASB and estimates and judgments, refer to the audited consolidated financial statements for the years ended December 31, 2021 and 2020, the annual MD&A for the year ended December 31, 2021 and Note 3 of the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2022.

HUT 8 MINING CORP.
Management’s Discussion and Analysis
Three months ended March 31, 2022
(In thousands of Canadian Dollars, except per share amounts)

MANAGMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Company. The DC&P provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer of the Company.  The ICFR have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

No changes were made in the Company’ design of internal controls over financial reporting during the quarter ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Due to inherent limitations in all controls systems, a control system can provide only reasonable, not absolute, assurance that the objective of the control system is met and may not prevent or detect misstatements or instances of fraud. Management’s estimates may be incorrect, or assumptions about future events may be incorrect, resulting in varying results. Additionally, controls may be circumvented by the unauthorized acts of individuals, by collusion of two or more people or by Management override.

ABBREVIATIONS

The following summarizes the abbreviations used in this document:

EH	exahash
EH/s	exahash per second
MW	megawatts
PH	petahash
PH/s	petahashes per second